July 25, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention:	Division of Corporation Finance
Office of Real Estate and Commodities

Re:	Cerberus Cyber Sentinel Corporation
Request for Withdrawal of Registration Statement on Form 10-12G
File No. 000-56059

Ladies and Gentlemen:

Cerberus Cyber Sentinel Corporation (the “Company“) hereby requests that the Company’s Registration Statement on Form 10 (File No. 000-56059), filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2019, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn, effective immediately. The Registration Statement has not been declared effective by the SEC.

The Company received comments to the Registration Statement from the SEC, and at this time certain comments remain unresolved. The Company desires that the Registration Statement not go effective by lapse of time prior to all comments having been resolved. Pending certain developments in the Company’s business, the Company intends to file a new registration statement that is responsive to such comments.

Please advise David R. Earhart of Gray Reed & McGraw, LLP, if further action is required on our part.

Thank you for your assistance.

Sincerely,

CERBERUS CYBER SENTINEL CORPORATION

By:	/s/ David G. Jemmett
David G. Jemmett
Chief Executive Officer

cc:	Stacie Gorman
Sonia Barros